October 3, 2006

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:

Mr. William Choi

Branch Chief

Re:

Kinder Morgan Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Filed May 10, 2006 and August 7, 2006

File No. 1-11234

Ladies and Gentlemen:

This letter is a supplement to the above referenced Registrant’s response dated September 18, 2006.  Kinder Morgan Energy Partners, L.P. (“the Company”) acknowledges the following:

(1)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kimberly A. Dang

Vice President and Chief Financial Officer